UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 19, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

19 August 2015

News Release

UBS announces successful completion of SESTA procedure and expected date of payment of supplementary dividend

The Commercial Court of the Canton of Zurich has cancelled all shares of UBS AG held by the remaining minority shareholders, in accordance with the request of UBS Group AG.

All UBS AG shares that remain publicly held will be cancelled and UBS Group AG shares will be delivered as compensation.

UBS AG expects its shares to be delisted from SIX Swiss Exchange on 27 August 2015.

UBS Group AG plans to distribute the announced supplementary dividend of CHF 0.25 per share to its shareholders of record on 21 September 2015 payable on 22 September 2015.

Zurich/Basel, 19 August 2015 – Following the successful completion of the 2014 exchange offer by UBS Group AG to acquire all issued shares of UBS AG, UBS Group AG filed a request with the Commercial Court of the Canton of Zurich on 9 March 2015 for a procedure under article 33 of the Swiss Stock Exchange Act (the “SESTA Procedure”), pursuant to which all UBS AG shares that remain publicly held will be cancelled and UBS Group AG shares will be delivered as compensation.

The Commercial Court of the Canton of Zurich has now declared UBS AG shares of the remaining minority shareholders to be invalid. As a result holders of UBS AG shares will be compensated through the delivery of UBS Group AG shares on a share-for-share basis in accordance with the exchange ratio of the 2014 exchange offer. In order to source these shares and to exchange UBS AG shares acquired through private exchanges on a one-to-one basis outside the United States prior to the court decision, new UBS Group AG shares (88,825,456 shares, nominal value of CHF 0.10 each) will be issued from the creation of new registered shares out of authorised share capital, the remainder of the shares will be sourced from existing treasury shares. The total issued share capital of UBS Group AG post capital increase will consist of 3,844,779,030 shares, nominal value of CHF 0.10 each. Upon effectiveness of cancellation of the UBS AG shares of the remaining minority shareholders until delisting, the UBS AG shares traded on SIX Swiss Exchange represent a right to receive such compensation.

UBS expects the last trading day of UBS AG shares on SIX Swiss Exchange to be 27 August 2015, after which the shares will be delisted from the SIX Swiss Exchange. The settlement and delivery of UBS Group AG shares as compensation to remaining UBS AG shareholders is scheduled to take place on or around 1 September 2015.

Once the decision of the Commercial Court of the Canton of Zurich becomes legally effective, UBS Group AG will hold 100% of the UBS AG shares.

Subject to the legal effectiveness of the court decision, the Board of Directors of UBS Group AG plans to distribute the supplementary dividend of CHF 0.25 per share, as approved by the 2015 Annual General Meeting on 7 May 2015, to UBS Group AG shareholders on 22 September 2015. The ex-dividend date for this supplementary dividend, meaning the date from which the UBS Group AG shares will be traded without the right to receive the supplementary dividend, is expected to be 18 September 2015. The record date is expected to be 21 September 2015. Every shareholder holding UBS Group AG shares at this date is entitled to receive the supplementary dividend on the UBS Group AG shares.

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: August 19, 2015